Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888 4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888 4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888 4136 ir@cemex.com

CEMEX ANNOUNCES RESULTS OF EXCHANGE OFFERS
FOR ITS 2014 EUROBONDS AND PERPETUAL SECURITIES

•	Approximately 53% of outstanding 2014 Eurobonds exchanged into new senior secured notes maturing in 2019, and

•
Approximately 48% of outstanding Perpetual Debentures exchanged into new senior secured notes maturing in 2019, resulting in a reduction of CEMEX’s overall indebtedness (including Perpetual Debentures) of approximately U.S.$131 million.

MONTERREY, MEXICO. March 26, 2012 – CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) announced today the results of its five separate exchange offers (the “Exchange Offers”) made on a private placement basis to exchange currently outstanding Euro-denominated 4.75% Notes due 2014 (the “Eurobonds”) and outstanding series of Perpetual Debentures for new senior secured notes to be denominated in Dollars or in Euros.

Results as of 11:59 p.m., New York City Time, on March 23, 2012
Security Tendered	Approximate Aggregate Principal Amount Tendered	Approximate Percentage of Outstanding Amounts, by Series (excluding those owned by CEMEX, if any)
Eurobonds	€469,619,000	53%
C5 6.196% Perpetual Debentures	U.S.$42,750,000	38%
C8 6.640% Perpetual Debentures	U.S.$147,897,000	51%
C10 6.722% Perpetual Debentures	U.S.$159,809,000	46%
C10-EUR 6.277% Perpetual Debentures	€76,874,000	52%
Total of all Perpetual Debentures (calculated at an exchange ratio of 1.3191 U.S. Dollars per Euro)	U.S.$451,860,493	48%

As a result of the Exchange Offers, CEMEX’s overall indebtedness (including the Perpetual Debentures) will be reduced by approximately U.S.$131 million (calculated at an exchange rate of 1.3191 U.S. Dollars per Euro).

Fernando Gonzalez, CEMEX’s CFO, said “These exchange offers allow CEMEX to further reduce its refinancing risk and its overall indebtedness (including Perpetual Debentures), two important components in our ongoing financial strategy.”

The tendered securities will be accepted for exchange into (1) €179,219,000 aggregate principal amount of 9.875% Euro-denominated Senior Secured Notes due 2019 and (2) U.S.$703,861,000 aggregate principal amount of 9.875% U.S. Dollar-denominated Senior Secured Notes due 2019 (collectively, the

“New Notes”). The issuer of New Notes is CEMEX España, S.A., acting through its Luxembourg branch (the “Issuer”).

The Exchange Offers expired at 11:59 p.m., New York City time, on March 23, 2012 (the “Expiration Date”). As of the Expiration Date, the following approximate amounts had been properly tendered and not withdrawn, by series:

(1)	€469.62 million in aggregate principal amount (or 53.1%) of outstanding Eurobonds (ISIN XS0289333048) (excluding those owned by CEMEX, if any).

(2)
U.S.$42.75 million in aggregate principal amount (or 38.4%) of outstanding U.S. Dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures (CUSIP 12526YAA3/G4490RAAO) (excluding those owned by CEMEX, if any).

(3)
U.S.$147.90 million in aggregate principal amount (or 51.4%) of outstanding U.S. Dollar-denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures (CUSIP 12518TAA4/G2024RAA9) (excluding those owned by CEMEX, if any).

(4)
U.S.$159.81 million in aggregate principal amount (or 45.9%) of outstanding U.S. Dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures (CUSIP 126513AA8/G23491AA4) (excluding those owned by CEMEX, if any).

(5)
€76.87 million in aggregate principal amount (or 52.4%) of outstanding Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures (ISIN XS0300179198) (excluding those owned by CEMEX, if any).

The New Notes (i) will represent senior obligations of the Issuer, (ii) will be unconditionally guaranteed by the same guarantors of the dual currency notes issued in connection with the Perpetual Debentures: CEMEX, CEMEX México and New Sunward, and (iii) will share the same collateral that secures the obligations under the Financing Agreement, dated August 14, 2009, as amended, and other senior secured debt having the benefit of such collateral.

The Exchange Offers were made under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The New Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy Eurobonds, Perpetual Debentures or New Notes in any jurisdiction in which such an offer or sale would be unlawful.

The information contained in this announcement does not constitute an invitation or inducement to engage in investment activity within the meaning of the United Kingdom Financial Services and Markets Act 2000. In the United Kingdom, this announcement is being distributed only to, and is directed only at (i) investment professionals who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). The information contained in this announcement must not be acted on or relied on in the United Kingdom by persons who are not Relevant Persons. In the United Kingdom, the New Notes were only available to, and any investment or investment activity to which this announcement relates was available only to Relevant Persons, and was engaged in only with such persons. Any person who is not a Relevant Person should not act or rely on the information contained in this announcement.

The New Notes have not been registered with the National Securities Registry, maintained by the Mexican National Banking and Securities Commission, and may not be offered or sold publicly in Mexico. The New Notes may be offered in Mexico to qualified and institutional investors, pursuant to the private placement provisions set forth in Article 8 of the Mexican Securities Market Law.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.

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